Exhibit 12.1

SWS Group, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratio)

	Fiscal Years Ended
	June 27, 2003	June 28, 2002	June 29, 2001	June 30, 2000	June 25, 1999
Income (loss) before income taxes and minority interest in consolidated subsidiaries	$5,015	$(7,385)	$34,962	$137,905	$53,380

Add fixed charges:
Interest expense	39,885	65,807	171,578	178,084	112,794
Interest factor in rents (1)	5,759	7,798	6,608	4,770	3,575

Total fixed charges	45,644	73,605	178,186	182,854	116,369

Earnings before fixed charges and income taxes	$50,659	$66,220	$213,148	$320,759	$169,749

Ratio of earnings to fixed charges (2)	1.1	—	1.2	1.8	1.5

(1)	SWS estimates that one-third of rental expense is representative of the interest factor.
(2)	Due to SWS’s net loss before income taxes and minority interest in consolidated subsidiaries in 2002, the coverage ratio was less than 1:1.